Exhibit 99.1

Westport Announces Corporate Update and Third Quarter Calendar 2012 Conference Call for Thursday, November 8, 2012

VANCOUVER, Oct. 29, 2012 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), the global leader in natural gas engines, today announced that its results for the third quarter ended September 30, 2012 will be released on Thursday, November 8, 2012 after market close. To coincide with the disclosure, Westport has also scheduled a conference call for Thursday, November 8, 2012 at 2:00 pm Pacific Time (5:00 pm Eastern Time).

Due to recent feedback from Original Equipment Manufacturers (OEM) and fleet customers in North America and automotive OEM customers in Europe, Westport has proactively updated its 2012 financial outlook. Since earlier this year, Westport has secured strong growth and new opportunities in all areas of its business; however, heightened uncertainty in the economy and delayed availability of liquefied natural gas (LNG) infrastructure has OEM customers sharply reducing inventory and end customers delaying decisions to complete orders. Based on these factors, Westport now expects to grow approximately 30% year over year, with an anticipated revenue outlook for 2012 between $340 million and $350 million, from its revenue base of $264 million for 2011. Westport's previous 2012 revenue outlook was a range from $400 million to $425 million.

"We have a strong balance sheet and our asset-light business model allows us to remain competitively positioned," said David Demers, CEO of Westport Innovations Inc. "To help mitigate further contraction in overall transportation markets, we expect a number of key product launches in our automotive, trucking and off-road applications in 2013 including the Cummins Westport ISX12 G and Weichai Westport 12L HPDI engine. We will continue to monitor automotive and trucking markets and make changes in operations if needed."

Live Conference Call & Webcast
The public is invited to listen to the conference call in real time by telephone or webcast. To access the conference call by telephone, please dial: 1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the Westport website at www.westport.com/investors.

Replay Conference Call & Webcast
To access the conference call replay, please dial 1-800-319-6413 (Canada & USA toll-free) or 604-638-9010 using the pass code 1847. The replay will be available until November 15, 2012. Shortly after the conference call, the webcast will be archived on the Company's website and replay will be available in streaming audio.

About Westport Innovations Inc.
Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and renewable natural gas (RNG) fuels such as landfill gas and helps reduce greenhouse gas emissions (GHG). Westport technology offers advanced LNG fueling systems with direct injection natural gas engine technology for heavy-duty vehicles such as highway trucks and off-road applications such as mining and rail.  Westport's joint venture with Cummins Inc., Cummins Westport Inc. designs, engineers and markets spark-ignited natural gas engines for North American transportation applications such as trucks and buses. Westport LD division is one of the global leaders for natural gas and liquefied petroleum gas (LPG) fuel in passenger cars, light-duty trucks and industrial applications such as forklifts. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter @WestportDotCom.

Financial Outlook Disclaimer

The 2012 financial outlook contained in this press release has been provided for purposes of updating prior financial outlook information.  Readers are cautioned that reliance on such financial outlook information for any other purpose may not be appropriate.

This press release contains forward-looking statements, including statements regarding the consolidated revenue and revenue growth of Westport for calendar year 2012, date for realization of deferred customer orders, timing for launch and volume production of the CWI ISX12 G, projected Westport HD unit sales in the fourth quarter of 2012, timing for opening of LNG retail plazas, timing for commercial launch of Weichai Westport's HPDI engine, timing and expectations for future cash flows, the demand for our products, the future success of our business and technology strategies, investment in new product and technology development and otherwise, cash and capital requirements, intentions of partners and potential customers, proportion of vehicles powered by natural gas and rate of natural gas market penetration, the performance and competitiveness of Westport's products and expansion of product coverage, future market opportunities, speed of adoption of natural gas for transportation and terms of future agreements as well as Westport management's response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks, uncertainties and assumptions include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates,  the availability and price of natural gas and natural gas refuelling infrastructure,  global government stimulus packages, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the sufficiency of bio methane for use in our vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

SOURCE: Westport Innovations Inc.

%CIK: 0001370416

For further information:

Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com

CO: Westport Innovations Inc.

CNW 16:05e 29-OCT-12